UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated September 18, 2007

2.

News Release dated September 19, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: September 19, 2007	By: /s/ Bob Hemmerling Bob Hemmerling Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

September 18, 2007

Strathmore Updates Exploration Drilling Results at Jeep Project, Wyoming

Strathmore Minerals Corporation (“Strathmore” or “the Company”)) (TSX:STM.V News) is pleased to announce  exploration results from  drilling activities at the Jeep property, a Joint Venture with Yellowcake Mining Inc.  The Jeep property is located in the Gas Hills Uranium District, 45 miles east of Strathmore’s Exploration and Development office in Riverton, Wyoming.  The Gas Hills District historically produced 100 million pounds of uranium concentrate from sandstone hosted roll-front deposits and was the second most prolific uranium mining district in the United States during the past uranium cycle.

The Jeep property is comprised of 152 lode mining claims covering 3,140 acres (1,270 ha). A National Instrument 43-101 compliant resource calculation was released July 23, 2007.  The Jeep Project is being evaluated for potential future development as an in-situ recovery operation.

The Joint Venture recently completed 40 exploratory drill holes totaling 13,335 feet (4,000 m).  The primary target of the drilling was the Eocene Wind River Formation’s Puddle Springs Arkose Member where uranium mineralization is found at depths of 250-350 feet, within a favorable sandstone environment.  The drill program was successful in extending the existing mineralized zone 1,000 feet into previously unexplored ground. The mineralized zone has also now divided into three, distinct, mineralized horizons all of which have the potential to develop recoverable “roll-front” uranium.  The 2007 drilling identified mineralized intervals from 4.5 to19 feet thick. Thirteen of the 39 holes completed (one lost hole) or 33% contained intercepts above the minimum cutoff of 0.02% U3O8 grade. The highest grade logged was .5 feet grading .36% eU3O8 within a 12.5 feet interval grading 0.058% eU3O8.  All holes had gamma signatures that were useful in tracking the “roll front” development.  The results will be analyzed this winter, new uranium resources will be calculated and additional, drilling will be planned next season to expand the area of known mineralization.

This exploration drilling was conducted by a Riverton, Wyoming drilling company.  The down-hole geophysical logging for gamma, spontaneous potential and resistivity was performed by Strathmore technicians using industry-standard procedures and a Company-owned logging truck.  The term "eU3O8" refers to equivalent uranium as calculated through the use of down-hole radiometric instrumentation and industry standard techniques for gamma log interpretation

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under policy NI 43-101.  It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability.

Yellowcake Mining Inc. (OTC BB:YCKM.OB - News) is a Nevada based uranium exploration and development company and is committed to spending US$10 million over 6 years for a 60% interest in the Jeep Project. Strathmore has retained the right to an 11% buyback.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Bob Hemmerling/Craig Christy

  “David Miller”

1-800-647-3303

__________________________                                            info@strathmoreminerals.com

David Miller, President and COO

www.strathmoreminerals.com

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

September 19, 2007

STRATHMORE ACQUIRES MARQUEZ URANIUM PROPERTY, MCKINLEY COUNTY, NEW MEXICO:

HISTORICAL RESOURCE EXCEEDS 9 MILLION POUNDS U308

Strathmore Minerals Corporation is pleased to announce that its wholly owned subsidiary, Strathmore Resources (US) Ltd. (“Strathmore” or “the Company”) has entered into a binding Letter of Intent (“LOI”) to acquire the Marquez Uranium Property in McKinley and Sandoval Counties, New Mexico.  The Property is located at the eastern edge of the Grant’s Uranium District in northern New Mexico.  The Grant’s District was the most prolific uranium mining region in the world during the last uranium cycle, with cumulative production exceeding 340 million pounds U308.

The Marquez Property contains an estimated 2,754,000 tons averaging .17% for a historical resource totaling 9,362,000 lbs U3O8 (Not NI 43-101 compliant). The historical resource estimate was calculated using the circle-tangent method, based on a cut-off grade of 0.10% and a minimum thickness of 6 feet.  Uranium mineralization is hosted as “roll-front” deposits within sandstone units of the West Water Canyon Member of the Jurassic Morrison Formation. (Source: Kerr McGee Resources Internal Document, 1980)

The Marquez Property comprises 14,582 acres (approximately 5,900 Ha), and includes the western extent of the historically known Marquez/Bokum ore body.  The property was previously explored during the 1970s and 1980s by Kerr-McGee Resources Corporation, which was one of the largest uranium mining companies in the world.  Kerr-McGee drilled in excess of 390 exploratory bore holes (>800,000 feet total drilling) on the main property. In the late 1970s Kerr-McGee began mine development operations. Production was expected to begin during the early 1980s by conventional underground mining methods.  The Bokum mill was constructed approximately one mile away on an adjoining property, but the Marquez project was abandoned when the uranium price collapsed, and the mill was later dismantled.

In 2004, Strathmore acquired all pertinent historical data (gamma logs, geologic studies, feasibility studies, mine plans, etc) for the Marquez Property from Rio Algom Mining Corp. This valuable information made up part of the data base that was included in the Roca Honda and Church Rock property acquisitions. As such, the acquisition of the Marquez property is a significant and strategic win for the Company. The property complements Strathmore’s extensive uranium holdings in New Mexico, most notably the Company’s flagship Roca Honda Property (17.5 million lbs. Measured & Indicated Resource at an average grade of .23% U3O8 and an Inferred Resource totaling 15.8 million lbs. at an average grade of .17% U3O8:  NI 43-101 compliant; see News Release dated April 4, 2006) which is currently being permitted for full-scale conventional mining/milling production with its Joint Venture partner, Sumitomo Corp of Japan.(see News Releases dated: June 21, 2006; Sept. 5, 2006; Nov. 20, 2006; May 14, 2007, July 26, 2007).

Strathmore’s geologists and engineers have begun reviewing all the pertinent geologic, mining and exploration data on the Marquez project. The preparation of a NI 43-101 technical report and updated resource estimate is expected for later this year.

The foregoing historical resource estimates were completed prior to the implementation of NI 43- 101. Given the quality of the historic work completed on the Marquez property and the production history of the Grants Mineral District in New Mexico, the Company believes the resource estimate to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resource as a current mineral resource.  Hence, they should not be relied upon.  The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under NI 43-101 guidelines.  It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Bob Hemmerling/Craig Christy

  “David Miller”

1-800-647-3303

__________________________                                            info@strathmoreminerals.com

David Miller, President and COO

www.strathmoreminerals.com